SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

16 October 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 16 October 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

                           BLOCK LISTING APPLICATION

16 October 2006:  Protherics PLC ("Protherics"), the international biopharmaceutical company focused on critical care and cancer, gives notice that it has today made an application to the London Stock Exchange plc and the UK
Listing Authority for the additional listing of 68,200 Ordinary Shares of 2p each (the " New Shares") arising upon conversion of 6% Convertible Unsecured
Loan Notes 2010 (the "Loan Notes").  The New Shares will be in addition to the
Company's original Block Listing of 17,092,476 Ordinary Shares, which were admitted to the Official List on 8 February 2005.  The balance of Ordinary
Shares remaining under the Block Listing for the Loan Notes is 9,212,060
Ordinary Shares.

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Julie Vickers, Company Secretary                          +44 (0) 1928  518010

Financial Dynamics - press enquiries
Ben Atwell, David Yates                                   +44 (0) 20 7831 3113

Or visit www.protherics.com